UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under

Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4)

Sauer-Danfoss Inc.

(Name of the Issuer)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey

Sauer-Danfoss Inc.

2800 E. 13th Street

Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, Missouri 64106-2140

Telephone:  (816) 292-8158

This statement is filed in connection with (check the appropriate box):

☐                                      a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐                                      b. The filing of a registration statement under the Securities Act of 1933.

☒                                    c. A tender offer.

☐                                      d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$689,845,513.50	$94,094.93

*  The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), other than Shares owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (collectively, excluding the Company and its subsidiaries, the “Danfoss Group”), at a purchase price of $58.50 per Share, net to the seller in cash. As of February 25, 2013, there were 48,462,518 Shares issued and outstanding, of which 36,629,787 Shares are owned by the Danfoss Group and of which 40,500 Shares are restricted Shares and that cannot be tendered in the offer. As a result, this calculation assumes the purchase of 11,792,231 Shares.

**  The amount of the filing fee, is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001364.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$94,094.93
Form or Registration No.:	Schedule TO (File No. 005-55771)
Filing Party:	Danfoss Acquisition, Inc., a wholly owned subsidiary of Danfoss A/S
Date Filed:	March 15, 2013

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Purpose of Amendment

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (“SEC”) on March 15, 2013 by Sauer-Danfoss Inc., a Delaware corporation (“Sauer-Danfoss” or the “Company”), as amended and supplemented (the “Schedule 13E-3”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation (“Merger Sub” or the “Purchaser”) and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Danfoss” or “Parent”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”) not already owned by Danfoss and its subsidiaries at a price per Share equal to $58.50 net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 15, 2013, as amended and supplemented, and in the related Letter of Transmittal.

The information in the Schedule 13E-3 is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 4.  Capitalized terms used in this Amendment No. 4 without definition shall have the meanings specified in the Schedule 13E-3.

All information contained in this Schedule 13E-3 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person.

Item 16.                Exhibits

Regulation M-A Items 1016(a) through (d), (f) and (g)

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(c)(7)	Presentation to the Special Committee by Lazard, dated December 13, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAUER-DANFOSS INC.

	By:	/s/ Kenneth D. McCuskey
	Name:	Kenneth D. McCuskey
	Title:	Vice President and Chief Accounting Officer,
Secretary

Dated: April 10, 2013